04019822

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D.C. 20549

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PROCESSED
NOV 04 2004
THOMSON FINANCIAL

cm 3.19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

[redacted]

SEC FILE NUMBER
8- 37135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

BEST AVAILABLE COPY

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: dba RBS Greenwich Capital
Greenwich Capital Markets Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Steamboat Road
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

RECD S.E.C.
MAR 1 2004
516

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol P. Mathis (203) 618-2585
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section [illegible]*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol P. Mathis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RBS Greenwich Capital, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] (o) Schedule of Segregation Requirements and Funds in Segregation pursuant to the Commodity Futures Trading Commission Regulation 1.32.
- [x] (p) Schedule of Secured Amounts and Funds Held in Seperate Accounts for Foreign Futures and Foreign Option Customers pursuant to Commodity Futures Trading Commission Regulation 30.7.

GREENWICH CAPITAL MARKETS, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Director of
Greenwich Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Greenwich Capital Markets, Inc. (the "Company") as of December 31, 2003, and the related statements of income, cash flows, changes in stockholder's equity, and changes in subordinated liabilities for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Greenwich Capital Markets, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The unconsolidated supplemental schedules (g), (h), (i), (o) and (p) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 28, 2004

GREENWICH CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003
(in millions except share data)

ASSETS	
Cash and cash equivalents	$ 186
Cash and securities segregated under federal and other regulations	57
Receivables from brokers, dealers and other institutions	2,588
Securities purchased under agreements to resell and other collateralized financing arrangements	44,147
Trading assets	
Securities and other financial instruments owned ($29,286 pledged as collateral)	31,093
Derivative contracts	96
Accrued interest receivable	244
Other assets	24
Total Assets	$ 78,435
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term borrowings	$ 63
Payables to brokers, dealers and other institutions	1,747
Securities sold under agreements to repurchase and other collateralized financing arrangements	52,772
Trading liabilities	
Securities and other financial instruments sold, but not yet purchased	21,745
Derivative contracts	127
Accrued interest payable	217
Other liabilities	481
Subordinated debt	105
Total Liabilities	77,257
STOCKHOLDER'S EQUITY	
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding	-
Additional paid-in-capital	511
Retained earnings	667
Total Stockholder's Equity	1,178
Total Liabilities and Stockholder's Equity	$ 78,435

The accompanying notes are an integral part of this statement.

GREENWICH CAPITAL MARKETS, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2003
(in millions)

REVENUES	
Trading	$ 215
FCM commissions	23
Fee and other income	135
Interest income	2,354
Total revenues	2,727
Interest expense	1,975
Net revenues	752
OPERATING EXPENSES	
Compensation and benefits	281
Brokerage commissions and clearance	52
Communications and data processing	24
Occupancy	11
Professional services and other	8
Total operating expenses	376
INCOME BEFORE TAXES	376
PROVISION FOR INCOME TAXES	133
NET INCOME	$ 243

The accompanying notes are an integral part of the financial statements.

GREENWICH CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2003
(in millions except share data)

	Common Stock [(A)]	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, JANUARY 1, 2003	$ -	$ 511	$ 654	$ 1,165
Net income			243	243
Dividend to parent			(230)	(230)
BALANCE, DECEMBER 31, 2003	$ -	$ 511	$ 667	$ 1,178

[(A)] Shares authorized 10,000; 8,000 shares issued and outstanding from January 1, 2003 through December 31, 2003. Par value $1.

The accompanying notes are an integral part of these financial statements.

GREENWICH CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN SUBORDINATED DEBT

For the Year Ended December 31, 2003
(in millions)

Subordinated debt at January 1, 2003	$	105
Decreases:		
none		-
Increases:		
none		-
Subordinated debt at December 31, 2003	$	105

The accompanying notes are an integral part of these financial statements.

GREENWICH CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003
(in millions)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 243
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase)/decrease in operating assets	
Cash and securities segregated under federal and other regulations	16
Receivables from brokers, dealers and other institutions	697
Trading assets	(11,909)
Accrued interest receivable	(75)
Other assets	9
Increase in operating liabilities	
Payables to brokers, dealers, and other institutions	679
Trading liabilities	3,381
Accrued interest payable	21
Other liabilities	89
Net cash used in operating activities	(6,849)
CASH FLOWS FROM FINANCING ACTIVITIES	
Securities sold under agreements to repurchase and other collateralized financing arrangements, net	7,185
Short-term borrowings, net	(64)
Payment of cash dividend to parent	(230)
Net cash provided by financing activities	6,891
Net increase in cash and cash equivalents	42
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	144
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 186

Supplemental cash flow information:

Income tax payments to parent	$ 138
Interest payments	$ 1,954

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Greenwich Capital Markets, Inc. ("GCM") is a wholly owned subsidiary of Greenwich Capital Holdings, Inc. ("Holdings"). Holdings is an indirect wholly owned subsidiary of The Royal Bank of Scotland Group plc ("RBS"). GCM is engaged in the sale, trading and financing of fixed income instruments and related derivatives and futures. It transacts primarily with institutional counterparties, government sponsored entities and clients.

GCM is a Securities and Exchange Commission ("SEC") registered broker-dealer, a primary dealer of U.S. Government securities and a Commodity Futures Trading Commission ("CFTC") designated Futures Commission Merchant ("FCM"). GCM is principally engaged in the purchase, sale and financing of U.S. Treasury, U.S. Agency and mortgage backed securities, and the execution and clearance of exchange traded futures and options on futures contracts. GCM also trades over-the-counter options on U.S. Treasury securities.

2. Significant Accounting Policies

Basis of Presentation / Use of Estimates
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions regarding trading inventory valuations and other matters that affect the financial statements and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

Cash and Cash Equivalents
GCM has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with a major money center bank.

Transfers of Financial Assets
GCM accounts for transfers of financial assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125". Under SFAS No. 140, transfers of financial assets are accounted for and reported based upon the application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. Transfers of financial assets where the transferor has surrendered control over the transferred assets are accounted for as sales. Otherwise, transfers are accounted for as collateralized financing arrangements.

Collateralized Financing Arrangements
Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the contract value as specified in the respective agreements. These securities are principally U.S. Government and U.S. Government Agency obligations. The principal and accr[illegible]

amounts are presented on a net-by-counterparty basis pursuant to Financial Accounting Standards Board ("FASB") Interpretation No. 41 ("FIN 41"), "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements".

Securities borrowed and securities loaned, respectively, are carried at the amounts of cash collateral advanced and received in connection with those transactions. Interest is accrued at the stipulated contract rate. It is GCM's policy to monitor the value of the securities borrowed and loaned on a daily basis and to obtain additional collateral as is necessary.

Securities Transactions

Regular-way securities transactions are recorded on the statement of financial condition on trade date and carried at fair value. Fair value is based generally on quoted market prices or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Realized and unrealized gains and losses on financial instruments, commission income and related expenses are recorded on a trade date basis in the statement of income.

Securities transactions in the forward market and when-issued transactions are recorded at full value in the statement of financial condition on a settlement-date basis. The mark-to-market values of these transactions are recorded on the statement of financial condition from trade date through settlement date.

Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Derivative Contracts

A derivative contract is a financial instrument whose value is derived from an underlying instrument, index or rate. Derivative instruments include option, forward or futures contracts. A derivative contract generally represents future contractual commitments to exchange cash settlements based upon interest rates or other payment streams and agreed upon notional amounts or commitments to purchase or sell certain financial instruments at a specified time and price.

GCM accounts for derivative contracts under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by the provisions of SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment of FASB Statement No. 133 and SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities."

The fair value of derivative contracts including forwards and options is reported in the statement of financial condition on trade date as an asset or liability under Trading assets or Trading liabilities. Derivative contracts are marked-to-market daily with resulting unrealized gains or losses recorded on the statement of income. Derivative contracts are recorded on a net-by-counterparty basis where appropriate and where a legal right of set-off exists under enforceable master netting agreements pursuant to FASB Interpretation No. 39 ([illegible]), "Offsetting of Amounts Related to Certain Contracts."

Continued

The fair value of exchange-traded derivative instruments such as futures and certain option contracts are determined by quoted market prices. The fair value of derivative contracts negotiated in the over-the-counter ("OTC") markets is based on dealer price quotations or pricing models which consider, among other factors, current and contractual market prices, credit spreads, market liquidity, time value and yield curve and volatility factors of the underlying positions.

Securitization Activities
When GCM securitizes financial assets such as securities, it may retain, among other items, interest-only strips, residual securities and one or more tranches, all of which are retained interests in the securitized assets. These financial instruments are carried at fair value. To obtain fair values of retained interests, quoted market prices are used, if available. Where market quotations are not available, GCM estimates the fair value of retained interests using management's best estimate of certain key assumptions including prepayment speeds, credit losses and forward yield curves, in conjunction with determining the present value of future expected cash flows.

Gains or losses on sales of securities depend in part on the previous carrying value of the financial assets transferred, allocated between the assets sold and retained interest based on their relative fair value at the date of transfer.

Fee and FCM Commission Income
Fee income, which is recorded as earned, includes revenues generated primarily from providing underwriting, structuring and advisory services. Underwriting expenses are deferred and recognized at the time the related revenue is recognized. FCM commission income is recorded on trade date.

Income Taxes
GCM accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse. GCM is included in the consolidated U.S. Federal and certain combined state income tax returns of Holding's U.S. holding company parent, NatWest Group Holdings Corporation. In accordance with a tax-sharing agreement with Holdings, the provision for income taxes reflected in the financial statements is computed on a separate company basis and the resulting balances are settled regularly with Holdings.

New Accounting Pronouncements
In January 2003, the FASB issued Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51", which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either (a) do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from any parties or (b) lack either decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity.

FIN 46 requires that a VIE be consolidated by the party, referred to as the primary beneficiary, who is subject to the majority of the expected losses of the VIE or entitled to receive the majority of the expected residual returns of the VIE or both. FIN 46 is effective for all public entities that have interests in VIE's as of December 31, 2003. Under FIN 46 and associated guidance, "public entities" have been defined to include any entity that is controlled by an entity whose equity securities trade in a public market, whether through domestic or foreign stock exchanges or OTC markets. Because RBS equity securities trade on a public market and GCM is controlled by RBS, GCM meets the definition of a "public entity" under FIN 46.

In December 2003, the FASB issued a revised version of FIN 46 (referred to as "FIN 46R") which amended certain reporting and disclosure requirements, and various definitions of certain terms. The revisions to FIN 46 as noted in FIN 46R are required to be adopted by public entities no later than the first reporting period after March 15, 2004 though they may be adopted prior to such date. GCM has adopted FIN 46R for all VIE's in which it holds a variable interest as of December 31, 2003 and the adoption did not have a material impact on GCM's financial statements as of and for the year ended December 31, 2003.

The FASB continues to provide additional guidance on implementing FIN 46. As further guidance is provided and finalized, GCM will continue to review the status of VIE's with which it is involved and make any adjustments if required.

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2003, securities owned with a fair value of $56.7 million and securities received as collateral via securities purchased under agreements to resell transactions with a fair value of $144.2 million were in segregation accounts in accordance with SEC rules. A withdrawal of securities with a fair value of $38.2 million was made on January 5, 2004 for the final establishment of the reserve deposit pursuant to SEC Rule 15c3-3.

Cash valued at $0.5 million at December 31, 2003 was in a segregation account in accordance with CFTC regulations.

4. Securities and Other Financial Instruments

Securities and other financial instruments owned and sold, but not yet purchased at December 31, 2003 are summarized as follows (in millions):

Type of instrument	Assets	Liabilities
U.S. Government obligations	$ 14,498.9	$ 19,041.3
U.S. Government Agency obligations	13,386.5	2,703.5
Mortgage-backed obligations	3,207.5	-
	$ 31,092.9	$ 21,744.8

5. Fair Value Information

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires GCM to report the fair value of financial instruments, as defined. Substantially all of GCM's financial instruments are carried at fair value or amounts that approximate fair value. Financial instruments not carried at fair value approximate fair value as they are short-term in nature, bear interest at current market rates or are subject to frequent repricings.

At December 31, 2003, substantially all of GCM's assets and liabilities were carried at fair value or amounts that approximate fair value.

6. Derivative Financial Instruments

In the normal course of its business, GCM enters into various transactions involving derivative instruments, including futures and forward contracts, exchange-traded and OTC options, and mortgage-backed to-be-announced securities. Risk in these derivative transactions involves both the risk of counterparty non-performance under the terms of the contract and the risk associated with changes in the fair value of the derivative contracts and underlying instruments. GCM's position in derivative contracts is generally economically hedged through the purchase or sale of other interest rate sensitive financial instruments.

GCM's exposure to credit risk in derivative contracts at any point in time is represented by the fair value of derivative contracts reported as trading assets, net of any trading liabilities where appropriate and where a legal right of set-off exists under enforceable netting agreements pursuant to FIN 39. Potential future exposure represents additional exposure to credit risk to which GCM may be subject. GCM mitigates these exposures as described in Note 7.

The fair values of derivative contracts are reflected on the statement of financial condition on a net-by-counterparty basis in accordance with GCM's netting policy, when appropriate.

Listed below are brief descriptions of various derivative instruments.

Forward and Futures Contracts
Forward contracts provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date, at a specified price or yield. Specifically, forwards are OTC contractual commitments to purchase or sell a specified amount of a financial instrument, foreign currency or commodity at a future date at a predetermined price.

Futures contracts are exchange-traded contractual commitments to either receive or purchase or deliver or sell a standard amount or value of a financial instrument or commodity at a specified future date and price. Maintaining a futures contract requires the holder on a daily basis to deposit with the exchange an amount of cash or other specified assets as security for its obligation. As such, credit risk arising from exchange-traded products is limited. Futures contracts can be settled by physical delivery of the underlying instrument, cash settlement at settlement date, or by entering into an offsetting position prior to settlement date.

To-be-announced Transactions

To-be-announced ("TBA") transactions are forward contracts pertaining to undefined pools of mortgages which give the purchaser or seller a right or obligation to receive or deliver mortgage securities in the future. TBA's subject the holder to both interest rate risk and principal prepayment risk.

Options

GCM enters into various types of option contracts including exchange-traded and OTC contracts, bond options and interest rate options. Option contracts provide the purchaser (or holder) of the option with the right, but not the obligation, to buy or sell a financial or other instrument or index at a pre-defined price, term and quantity. Option holders are subject to credit risk since the counterparty may be obligated to make payments under the terms of the contract. Option sellers are not typically subject to credit risk but are subject to market risk since the seller may be obligated to make payments under the terms of the contract.

7. Risk Management

As a major participant in the fixed income and asset-backed markets, GCM is exposed to various and multiple risks that arise in the normal course of its business. Two significant risks which GCM is subject are market risk and credit risk. Additionally, GCM is exposed to operational, legal and financial control risks.

Market risk arises from the potential changes in the fair values of GCM's trading assets and liabilities. Components of market risk include exposures to changes in the level or volatility of interest rates, foreign exchange rates, credit spreads and prepayment speeds. GCM's exposure to market risk is affected by certain factors including the volatility and liquidity of the markets in which GCM participates as well as the interrelationships between GCM's trading assets and liabilities.

Credit risk arises from the potential that a counterparty to a transaction with GCM or an issuer of securities or underlying instruments held by GCM might fail to perform under its contractual obligations, which could result in GCM incurring losses.

Operational, legal and financial control risk relate to losses GCM may incur due to, among various items, potential operational problems regarding execution and settlement, deficiencies in legal documentation or compliance, and inadequacies in financial control systems.

GCM monitors and controls its risk exposures on a daily basis through a multi-faceted and interrelated series of financial, credit and risk management monitoring systems and, accordingly, believes that it has effective procedures for evaluating and limiting the credit, market and other risks to which it is subject. GCM's senior management have an active role in the risk management process and through documented policies and procedures, require that various support and business groups participate in providing monitoring and oversight. GCM's risk management practices are subject to periodic review by GCM's internal auditors and R[illegible]S.

Continued

Market risk is monitored daily and controlled through individual and group risk limits, position limits, management oversight, stress testing and periodic independent pricing reviews. GCM attempts to control its market risk exposures through hedging strategies and certain statistical monitoring mechanisms, including "Value-at-Risk" based analyses.

Credit risk is controlled by monitoring counterparty credit exposures and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties and requiring collateral to be deposited with GCM when deemed necessary. Collateral held is generally in the form of U.S. Government securities, Federal Agency securities, other qualifying financial instruments or cash. GCM has established credit limits for issuers and counterparties that are also monitored on a daily basis. GCM further reduces credit risk by entering into enforceable netting agreements and arrangements that enable GCM to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Operational risk is managed under the oversight of an Operational Risk Committee made up of the heads of each of GCM's key operational support areas, and in accordance with a documented Operational Risk Program (the "Program"). Through the Program, GCM seeks to manage and reduce operational risks through the assignment of responsibility for the management of particular risks, the promulgation of documented policies and procedures, a New Products Committee responsible for reviewing and approving all new products prior to introduction, and information systems that monitor and track operational risk events.

Legal risk is managed through the assistance of an in-house Legal Department staffed with experienced attorneys knowledgeable in the firm's areas of business. GCM's in-house lawyers work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees written policies and procedures for the proper conduct of the business in accordance with applicable law, regulations and GCM policy.

GCM seeks to control and minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

Concentrations of Credit Risk

Concentrations of credit risk from financial instruments arise when an entity holds significant positions in a single issuer or counterparty or in groups of issuers or counterparties that have similar characteristics or are engaged in a particular industry such that their ability to meet their obligations would be similarly impacted by changes in market or other conditions. GCM's credit concentrations may arise from trading, underwriting and financing activities. GCM monitors credit risk on both an individual and group counterparty basis.

GCM is engaged in various activities serving a diverse group of corporate and [illegible] investors. A substantial portion of GCM's transactions [illegible]

that include broker-dealers, commercial banks, mortgage bankers and institutional counterparties. GCM's exposure to credit risk can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to GCM.

GCM's largest concentration of credit risk relates to securities issued by the U.S. Government and Federal Agencies. At December 31, 2003, securities owned that were obligations of the U.S. Government or Federal Agencies represented approximately 36% of GCM's total assets. At December 31, 2003, approximately 95% of GCM's securities purchased under obligations to resell and other collateralized financing arrangements were collateralized by such obligations, prior to any FIN 41 netting.

8. Short-term Borrowings

In addition to obtaining short-term borrowings through the repurchase and securities lending markets, GCM obtains short-term financing from Holdings. At December 31, 2003, this borrowing was on an overnight basis and carried an interest rate of 1.1%.

9. Subordinated Debt

At December 31, 2003, GCM had $105.0 million outstanding under a revolving subordinated loan agreement maturing in October 2006. The borrowing has an interest rate that fluctuates with Eurodollar rates. The interest rate at December 31, 2003 was approximately 1.9%. The loan agreement is between GCM and a third party and under the terms of the agreement, GCM must be in compliance with various covenants, the most restrictive of which requires the maintenance of a minimum of $150.0 million of stockholder's equity.

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the SEC's "Uniform Net Capital Rule". To the extent that the borrowing is required for GCM's continued compliance with minimum net capital requirements, it may not be repaid.

10. Commitments and Contingencies

Leases and related commitments
GCM has obligations under noncancelable operating leases, principally for office space, that expire on various dates through 2012. Rent expense, net of sublease income for the year ended December 31, 2003 was $6.5 million.

Continued

Minimum future rental commitments, net of minimum sublease rentals, under noncancelable operating leases are set forth as follows (in millions):

Year	Amount
2004	6.5
2005	6.9
2006	6.7
2007	6.7
2008	6.8
Thereafter	1.5
	$ 35.1

Litigation

From time to time, GCM may be involved in certain legal and regulatory proceedings arising out of the conduct of its business. Management believes, based on currently available information and after consultation with counsel, that the resolution of such proceedings, in the aggregate, will not have a material adverse effect on GCM's financial position.

Borrow Versus Pledge

At December 31, 2003, GCM had pledged securities with a fair value of approximately $178.6 million against borrowed securities with a fair value of approximately $171.5 million. The securities borrowed and pledged are treated as an off-balance-sheet transaction.

Letters of Credit

At December 31, 2003, GCM was contingently liable for approximately $35.0 million of letters of credit issued by third party banks on GCM's behalf to satisfy various collateral and margin deposit requirements.

Securities and other financial instruments sold, but not yet purchased

Securities and other financial instruments sold, but not yet purchased, represent obligations of GCM to purchase securities in the future at prevailing market prices. The future satisfaction of such obligations may be for amounts greater or less than the amounts recognized on the statement of financial condition.

Forward Financing Arrangements

In connection with its financing activities, GCM had outstanding commitments to enter into collateralized lendings of $1,595.2 million and collateralized borrowings of $1,643.1 million as of December 31, 2003.

Underwriting Commitments

In the normal course of business, GCM enters into underwriting commitments. Transactions relating to such commitments that were open at December 31, 2003 and subsequently settled had no material impact on the financial statements.

Continued

11. Guarantees

In the normal course of its business, GCM may enter into various types of guarantees with counterparties in connection with certain derivative, underwriting, securitization, asset sale and other transactions. Guarantees that are covered by FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Derivative Contracts

GCM enters into various derivative contracts that meet the definition of a guarantee under FIN 45. These derivative contracts primarily include certain written bond put options and written foreign exchange options. At December 31, 2003, GCM was party to derivative contracts that potentially met the definition of a guarantee pursuant to FIN 45 with notional amounts of approximately $2.7 billion and were recorded within Trading Liabilities – Derivative contracts at a fair value of $18.1 million. Notional amounts do not represent the maximum payout and generally overstate GCM's exposure to these contracts. GCM attempts to mitigate the market risk associated with these activities by entering into a variety of offsetting derivative contracts and security positions as described in Note 7, Risk Management.

Indemnifications

GCM provides representations and warranties to counterparties in connection with, among other things, certain underwriting transactions and asset-sales and occasionally indemnifies those counterparties against potential losses caused by a breach of those representations and warranties. These indemnifications are ordinarily documented in standard contractual terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are not generally expected to occur. Further, GCM has determined that it is not possible to develop an estimate of the maximum payout under these guarantees and indemnifications. Accordingly, GCM has not recorded any liabilities in the statement of financial condition as of December 31, 2003 related to these indemnification arrangements.

Other Guarantees

GCM is a member of various [illegible] that trade, settle and clear securities and/or futures co[illegible] membership agreements, GCM guarantees the performance of [illegible] required to pay a proportionate share of the obligations of such [illegible] the event of member defaults. This risk is mitigated in ma[illegible] clearinghouses requiring its members to post collateral. G[illegible] in the statement of financial

condition as of December 31, 2003 related to these arrangements as it believes that it is unlikely that it will have to make material payments under such arrangements.

12. Income Taxes

The provisions for income taxes are summarized below (in millions):

Current	
Federal	$ 136.9
State	1.1
Deferred	
Federal	(5.0)
State	0.4
Provision for income taxes	$ 133.4

Deferred income taxes arise principally from other liabilities and compensation that are not deductible for tax purposes until future years, income not reflected in the statement of income that is currently taxable, and the payment of deferred compensation that is currently deductible for tax purposes.

GCM's provision for income taxes varies from the federal income tax rate of 35% primarily because of state income taxes and nondeductible expenses.

GCM settles the income tax provision with Holdings by agreement through intercompany accounts. At December 31, 2003, the amount payable by GCM to Holdings for income taxes was approximately $11.0 million and is included in other liabilities.

13. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, GCM enters into collateralized repurchase agreements, securities lending arrangements and certain other collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repurchase and securities lending arrangements are generally collateralized by cash or securities with a fair value in excess of the obligations under the contract.

At December 31, 2003, GCM has accepted collateral that it is permitted by contract or industry practice to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The fair value of such collateral, excluding the impact of FIN 41, at December 31, 2003 was approximately $58.5 billion.

In the normal course of business, this collateral is primarily used by GCM to cover short sales and to obtain financing. At December 31, 2003, substantially all of this collateral has been delivered against securities sold short or repledged by GCM.

Continued

14. Securitization Transactions

GCM engages in securitization activities pertaining to certain of its assets including commercial and residential mortgage related securities, U.S. Government agency collateralized mortgage obligations, and other types of financial assets. Additionally, GCM acts as an underwriter in securitization transactions involving both client and proprietary transactions. GCM has classified these activities into two broad securitization categories, U.S. Agency based and consumer based.

During 2003, GCM received proceeds of approximately $39,882.2 million from securitization trusts in connection with new securitizations.

GCM recognized net pre-tax gains of approximately $10.6 million relating to these securitizations. Net pre-tax gains are based upon the difference between the sales prices and previous carrying values of assets prior to date of sale, are net of transaction specific expenses, and exclude any results attributable to hedging activities, interest income, funding costs, changes in asset values prior to securitization date, and retained interest values subsequent to securitization date.

In some instances, GCM retained certain interests. GCM typically does not retain a significant portion of the assets that it securitizes. This reduces the impact that changes to fair values of retained interests might have on GCM's financial results.

GCM's retained interests may be subordinated to other investors' interests. The investors and securitization trusts have no recourse to GCM's other assets for failure of debtors to perform on the securitized assets. The value of the retained interests varies and is subject to prepayment, credit and interest rate risks on the transferred assets.

At December 31, 2003, the fair value of GCM's retained interests, which are included in Securities and other financial instruments owned on the statement of financial condition, was approximately $1,867.4 million. These retained interests are composed of approximately $1,619.6 million in U.S. Agency based retained interests and $247.8 million in consumer based retained interests. These retained interests primarily relate to securities and arose from securitizations that have taken place in current and prior years.

Cash flows received in 2003 from retained interests held during 2003 in connection with securitizations that took place in current and prior years amounted to approximately $158.2 million.

Key economic assumptions used in measuring the value of retained interests at the date of securitization resulting from securitizations completed during the year were as follows:

Assumptions	U.S. Agency Retained Interests	Consumer Retained Interests
Prepayment speed	143-651 PSA	4-20 CPR[1]
Weighted average life	1-18 years	1-7 years
Cash flow discount rate	2-53%	3-20%
Credit losses	N/A[2]	N/A[3]

Key economic assumptions and the sensitivity of the current fair value of retained interests at December 31, 2003, to immediate adverse changes as indicated below in those assumptions are as follows (dollar amounts in millions):

Assumptions/Impact on Fair Value	U.S. Agency Retained Interests	Consumer Retained Interests
Fair value of retained interests at December 31, 2003	$1,619.6	$247.8
Prepayment speed[4]	2-50 CPR[1]	17-66 CPR[1]
Impact on fair value of 10% adverse change	$2.5	$0.7
Impact on fair value of 20% adverse change	$5.0	$1.5
Impact on fair value of 50% adverse change	$11.6	$4.0
Weighted average life	1-18 years	1-4 years
Cash flow discount rate	3-43%	1-45%
Impact on fair value of 10% adverse change	$45.8	$8.3
Impact on fair value of 20% adverse change	$91.7	$16.6
Credit losses	N/A[2]	N/A[3]
Impact on fair value of 10% adverse change	N/A	N/A
Impact on fair value of 20% adverse change	N/A	N/A
Impact on fair value of 50% adverse change	N/A	N/A

[1] Constant Prepayment Rate - The CPR range represents the low and high points of a dynamic CPR curve [2] Population consists of securities whose collateral is guaranteed by U.S. Government Sponsored Entities and therefore, no credit loss has been assumed. [3] Population consists of only investment grade senior tranches and therefore, no credit loss has been assumed. [4] Prepayment speed has been stressed on an overall portfolio basis for U.S. Agency retained interests due to the overall homogeneous nature of the collateral. Consumer retained interests has been stressed on a security level basis.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor [illegible] to other factors. Further, the sensitivities depicted above do not cons[illegible] actions that GCM might [illegible] mitigate the impact of any adverse changes [illegible] assumptions.

15. Variable Interest Entities

As discussed in Note 2, FIN 46R requires a variable interest entity to be consolidated by a company if that company will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. Prior to the issuance of FIN 46 and FIN 46R, VIE's were commonly referred to as Special Purpose Entities ("SPE's"). GCM's primary involvement with SPE's relates to securitization transactions in which financial assets such as loans, securities and other assets are transferred to an SPE who issues securities that are subsequently sold.

SPE's that meet certain criteria pursuant to SFAS No. 140 are referred to as "Qualifying Special Purpose Entities" ("QSPE's"). QSPE's are not subject to the requirements of FIN 46 and FIN 46R. The vast majority of GCM's involvement with securitization transactions and SPE's are through QSPE's and accordingly GCM does not consolidate such entities. Rather, GCM accounts for its interests in QSPE's based upon a financial-components approach whereby GCM recognizes only the interests it has retained in connection with such QSPE's.

Collateralized Debt Obligations ("CDO's") are VIE's with which GCM is involved. In general terms, CDO's are SPE's that own a diverse portfolio of securities, loans, or both, issue securities representing interests in the CDO's underlying assets and are managed by an asset manager. GCM's roles with CDO's has involved acting as underwriter or placement agent in client and proprietary transactions. GCM does not retain significant interests in CDO's, nor does it manage such assets or have continuing significant involvement with CDO's. As such, GCM is not required to consolidate such CDO's. Further, GCM does not have material interests in other VIE's.

16. Net Capital Requirements

As a registered Broker-Dealer and Futures Commission Merchant, GCM is subject to the net capital rules of both the SEC (Rule 15c3-1) and the CFTC (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule," GCM has elected to compute its minimum net capital using the alternative method. As such, GCM is required to maintain minimum net capital of the greater of 2% of aggregate debit items, as defined in Rule 15c3-3, or 8% of customer plus 4% of non-customers maintenance margin requirement.

At December 31, 2003, GCM had regulatory net capital of $626.5 million, which was $601.1 million in excess of its required minimum net capital of $25.4 million.

17. Related Party Transactions

In the normal course of business, GCM conducts transactions with and provides operational and administrative support to affiliated companies. Certain GCM activities, primarily futures clearing operations, are guaranteed by National Westminster Bank Plc, a wholly owned subsidiary of The Royal Bank of Scotland plc.

The table below summarizes GCM's assets and liabilities as of December 31, 2003 and GCM's revenues and expenses for the year ended December 31, 2003 with affiliated companies (in millions).

Assets:	
Receivables from brokers, dealers and other institutions	$ 13.3
Securities purchased under agreements to resell and other collateralized financing arrangements	8,722.5
Trading assets – Derivative contracts	9.7
Accrued interest receivable	6.5
Other assets	2.4
Liabilities:	
Short-term borrowings	$ 62.8
Payables to brokers, dealers and other institutions	123.7
Securities sold under agreements to repurchase and other collateralized financing arrangements	7,202.4
Trading liabilities – Derivative contracts	0.1
Accrued interest payable	4.3
Other liabilities	33.1
Revenues:	
FCM commissions	12.4
Fee income	51.5
Interest income	67.2
Interest expense	73.8
Operating expenses:	
Compensation and benefits	(230.9)
Brokerage commissions and clearance	9.0
Other	(16.8)

18. Employee Benefit Plans

Employees of GCM are eligible to participate in GCM's 401(k) Plan subject to the satisfaction of various eligibility requirements. GCM matches a portion of each participant's contribution in accordance with the Plan documents.

Schedule 1

GREENWICH CAPITAL MARKETS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2003
(in thousands)

Total Stockholder's equity	$ 1,177,530
• Other allowable credits	-
• Subordinated liabilities	105,000
Total Stockholder's equity and subordinated liabilities	**1,282,530**
Deductions:	
• Total non-allowable assets from statement of financial condition	(34,627)
• Aged fail to deliver deductions	(11,030)
• Commodity futures contracts proprietary capital charges	(63,353)
• Other deductions and/or charges	(73,577)
	(182,587)
Net capital before haircuts on securities positions	**1,099,943**
Haircuts on securities:	
• U.S. and Canadian government obligations	(253,401)
• State and municipal obligations	-
• Corporate obligations	(97,306)
• Options	(114,456)
• Others	(3,841)
• Undue concentration	(4,425)
	(473,429)
Net Capital	$ 626,514
Capital requirement:	
• 8% of customer, 4% of non-customer margin as required to be segregated pursuant to the Commodity Exchange Act, or as shown in formula for reserve requirement pursuant to SEC Rule 15c3-3 (plus additional minimum requirements)	(25,382)
Excess Net Capital	$ 601,132
Net Capital in excess of 5% of aggregate debit items as defined in SEC Rule 15c3-3	$ 596,056

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17 a-5:
There were no differences between this computation of net capital and the corresponding computation [illegible] by the Company in its unaudited Part II FOCUS Report as of December 31, 2003.

Schedule 2

GREENWICH CAPITAL MARKETS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
FOR BROKER-DEALERS UNDER RULE 15c3-3 of the
SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2003
(in thousands)

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$330,418
Customers' securities failed to receive	97,944
Credit balances in firm accounts that are attributable to principal sales to customers	84,515
Credits in all suspense accounts over 30 calendar days	1,062
Total credits	**$513,939**
Debit balances:	
Debit balances in customer's cash and margin accounts	$182,273
Securities borrowed to effectuate short sales by customers	172,860
Fail to deliver of customers' securities not older than 30 calendar days	109,876
Aggregate debit items	465,009
Less 3% for alternative method	(13,950)
Total 15c3-3 debits	**$451,059**
Excess of total credits over total debits	**$ 62,880**
Amount held on deposit in segregated bank accounts	$ 196,925
Amount of withdrawal made on January 5, 2004, prior to 10 AM	(37,401)
New amount held on deposit in segregated bank accounts	**$ 159,524**

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17 a-5:
There were no differences between this computation of reserve requirement and the corresponding computation prepared by the Company in its unaudited Part II FOCUS Report as of December 31, 2003.

GREENWICH CAPITAL MARKETS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 of the SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2003

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2003 (for which instructions to reduce to possession or control had been issued as of December 31, 2003) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None

Schedule 4

GREENWICH CAPITAL MARKETS, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS PURSUANT to the COMMODITY FUTURES TRADING COMMISSION REGULATION 1.32

as of December 31, 2003
(in thousands)

SEGREGATION REQUIREMENTS	
Net ledger balance:	
• Cash	$173,640
• Securities (at market)	135,446
Net unrealized loss in open futures contracts	(53,895)
Exchange traded options:	
• Add: market value of open option contracts purchased on a contract market	5,916
• Deduct: market value of open option contracts sold on a contract market	(477)
Net equity	260,630
Accounts liquidating to a deficit and accounts with debit balances (net)	1
Amount required to be segregated	260,631
FUNDS ON DEPOSIT IN SEGREGATION	
Deposited in segregated funds bank accounts:	
• Cash	478
• Securities representing investments of customers' funds (at market)	24,250
• Securities held for particular customers or option customers in lieu of cash (at market)	99,222
Margins on deposit with clearing organizations of contract markets:	
• Cash	-
• Securities held for particular customers or option customers in lieu of cash (at market)	146,000
• Securities representing investments of customer's funds	36,224
Net settlement due from clearing organizations of contract markets	(3,803)
Exchange traded options:	
• Add: unrealized receivables for option contracts purchased on contract markets	5,916
• Deduct: unrealized obligations for options contracts sold on contract markets	(477)
Total amount in segregation	307,810
Excess funds in segregation	$ 47,179

GREENWICH CAPITAL MARKETS, INC.

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN
SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTION CUSTOMERS
PURSUANT to the COMMODITY FUTURES TRADING COMMISSION REGULATION 30.7

as of December 31, 2003
(in thousands)

SEGREGATION REQUIREMENTS	
Amount required to be segregated	$ 5,899
FUNDS ON DEPOSIT IN SEPARATE REGULATION 30.7 ACCOUNTS	
Securities in safekeeping in a US Bank	10,000
Cash held at member of Foreign Board of Trade	10,413
Unrealized gain	1,450
Total funds in separate section 30.7 accounts	$ 21,863
Excess funds in segregation	**$ 15,964**

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 28, 2004

Greenwich Capital Markets, Inc.
600 Steamboat Road
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Greenwich Capital Markets, Inc. ("Company") for the year ended December 31, 2003 (on which we issued our report dated January 28, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP